UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

CONSOLIDATED PICTURES CORP.

(Name of Issuer)

COMMON STOCK PAR VALUE $0.0001

(Title of Class of Securities)

209783 10 9

(CUSIP Number)

Sara Liss, 3800 Hillcrest Drive, Hollywood, FL 33021
(646)554-4768

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 209783 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	N/A
	(b)	N/A

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 1,450,300

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,450,300

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,450,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

13.	Percent of Class Represented by Amount in Row (11): 9.7%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
CONSOLIDATED PICTURES CORP., COMMON STOCK, par value $0.0001 1100 NW 163rd Drive, North Miami Beach, Florida 33169
Item 2.	Identity and Background
	(a)	Name: Sara Liss
	(b)	Residence or business address: 3800 Hillcrest Dr., Apt. 1023, Hollywood, FL 33021
	(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: N/A
	(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No
	(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: None
	(f)	Citizenship: US
Item 3.	Source and Amount of Funds or Other Consideration
Ms. Liss acquired 1,450,300 shares of stock as a gift from Mr. Avery Pack on November 6, 2004.
Item 4.	Purpose of Transaction
The shares of the Issuer were acquired by gift.

Item 5.	Interest in Securities of the Issuer
(a)	Ms. Liss beneficially owned 1,450,300 shares of common stock, $0.0001 par value, of Consolidated Pictures Corp. The shares of common stock beneficially owned by Ms. Liss constituted approximately 9.7% of the total number of shares of common stock of Consolidated Pictures Corp., based upon 14,879,900 shares of common stock outstanding as of November 6, 2004.
	(b)	Ms. Liss had the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by her.
	(c)	Ms. Liss acquired the common stock as a result of a gift from Mr. Avery Pack.
	(d)	No other person had the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Ms. Liss.
	(e)	On November 9, 2004, Ms. Liss completed the sale of all of her shares of the Issuer and consequently ceased to be the owner of 5% or more of the outstanding Common Stock of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On November 8, 2004, Ms. Liss entered into an agreement to sell to Stephan Math, Esq., of Thousand Oaks, California, in a private sale, 1,450,300 shares of Consolidated Pictures Corp. Common Stock for $160,000 or approximately $0.11 per share. The sale was completed on November 9, 2004.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/16/2004

Date
/s/ Sara Liss

Signature
Sara Liss

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)